Exhibit 99.8

Announcement

7 October 2005

Update on H1 2005/6 Trading and Energis Transaction Process

H1 2005/6 Trading Update

At both its 2005 AGM and at the announcement of the acquisition of Energis on 16 August 2005, Cable and Wireless plc (“Cable & Wireless”) reported that market conditions in the UK remained challenging and that, as demand shifts to IP services, downward pricing pressure on legacy revenue was intensifying, confirming the requirement for scale and access to compete successfully in the market. In addition, pending Office of Fair Trading (“OFT”) approval of the Energis transaction, a number of cost reduction initiatives in the UK business have been suspended in advance of a clearer understanding of the requirements of the combined business.

The UK revenue figure for 2005/6 first half shows total UK revenue in line with management expectations, but with an overall shift in the revenue mix from Retail to Carrier Services and with weaker margins in the Retail businesses. Since the announcement of the Energis transaction there has also been some loss of momentum in sales planning.

	Unaudited
	estimate			Reported	Reported
	H1	H2	H1	change	change
United Kingdom – Revenue	2005/6	2004/5	2004/5	H1 v H2	H1 v H1
	£m	£m	£m	%	%
Retail	375	439	430	(15)%	(13)%
Carrier Services	390	353	380	11%	3%

Total revenue	765	792	810	(3)%	(6)%

Bulldog revenue figure for 2005/6 first half is £13 million reflecting the shortcomings of the BT automated process and consequent slower customer provisioning in the first quarter, together with a temporary deferral of sales and marketing efforts while the Ofcom investigation concludes. Management focus has been on customer care and we have been encouraged by the improvement in customer care metrics in the period.

As we said at the time of the announcement of the Energis acquisition, our industry and our activities in the UK are at a time of transition from legacy products to IP technology using Next Generation Networks. The next step phase of performance development is planned to take place as a result of the intended combination of the UK business with Energis. Early in the New Year we will update investors on our plans in the UK and set out short and longer-term targets.

National Telcos continue to perform well and looking at the Group as a whole (including Energis), although UK trading conditions remain difficult, we expect a satisfactory outcome for the full year.

Energis Transaction Process

Following several weeks of information exchange between Cable & Wireless and the OFT, we have received an outline of the issues that the OFT believes could potentially be raised by the transaction. This step neither increases nor decreases the likelihood of referral but simply reflects the wealth of information that has to be assimilated by the OFT in order that it can reach an informed decision. It is therefore possible that the approval process will take longer than originally anticipated with a corresponding potential delay to completion.

Investor Relations:
Louise Breen	Director, Investor Relations	+44 20 7315 4460
Craig Thornton	Manager, Investor Relations	+44 20 7315 6225

Media:
Press Office	Cable & Wireless	+44 (0)1344 818 888
Lesley Smith	Group Director of Corporate & Public Affairs	+44 20 7315 4013
Steve Double	Head of Media Relations	+44 (0)1344 726 946
+44 (0)7917 067 580

About Cable & Wireless

Cable & Wireless is one of the world’s leading international communications companies. It provides fixed and mobile voice, data, IP (Internet Protocol) and broadband services to business and residential customers, as well as services to other telecom carriers, mobile operators and providers of content, applications and internet services.

Cable & Wireless’ principal operations are in the United Kingdom, the Caribbean, Panama, Macau and Monaco. For more information about Cable & Wireless, go to http://www.cw.com.